Exhibit I

CPLP Announces Record Date for Spin-off of Crude and Product Tanker Business

ATHENS, GREECE — March 8, 2019 — Capital Product Partners L.P. (NASDAQ: CPLP) (“CPLP”) announced today that its Board of Directors has established March 19, 2019 as the record date (the “Record Date”) for the previously announced spin-off of its crude and product tanker business into a separate publicly listed company, Diamond S Shipping Inc. (“DSSI”). Promptly following the spin-off, DSSI will merge with businesses and operations of DSS Holdings L.P. (“DSS”) in a share-for-share transaction.

The spin-off will occur by way of distribution of all the 12,725,000 then outstanding DSSI common shares to record holders of CPLP’s common units and general partner units (the “CPLP unitholders”).

The distribution of common shares of DSSI is expected to occur on March 27, 2019 (the “Distribution Date”). Each CPLP unitholder will be entitled to receive one DSSI common share for every 10.19149 CPLP common units or 10.19149 CPLP general partner units held as of 5:00 p.m., New York City time, on the Record Date. CPLP unitholders will receive cash in lieu of any fractional DSSI common shares they would otherwise be entitled to receive in the distribution. The CPLP unitholders are not required to make any payment or take any other action to receive DSSI common shares in the distribution, and they will not be required to surrender or exchange their CPLP common units or CPLP general partner units.

Immediately following the spin-off, there will be a series of mergers as a result of which, pursuant to the definitive agreement that CPLP entered into with DSS (the “Transaction Agreement”), DSSI will acquire the business and operations of DSS. In the combination, DSSI will issue 27,165,695 additional DSSI common shares to DSS, which amount reflects the relative net asset values of the respective businesses and the agreed implied premium on the net asset value of CPLP’s tanker business. Following the spin-off and merger, DSSI will be an independent, publicly traded company listed on the New York Stock Exchange under the symbol “DSSI.” CPLP common units will continue to trade on NASDAQ under the ticker symbol “CPLP.”

It is expected that for U.S. federal income tax purposes the distribution will be treated as a non-taxable return of capital to the extent of each CPLP common unitholder’s tax basis, and thereafter as capital gain.

The completion of the spin-off is subject to certain conditions set forth in the Transaction Agreement, which is filed as an exhibit to DSSI’s registration statement on Form 10 (the “Form 10”).

Evercore and Stifel are serving as financial advisors and Sullivan & Cromwell LLP is serving as legal advisor to CPLP. DVB Capital Markets LLC is serving as financial advisor and Fried, Frank, Harris, Shriver & Jacobson LLP is serving as legal advisor to CPLP’s special committee. Moelis & Company LLC is serving as financial advisor and Jones Day is serving as legal advisor to DSS. Clarksons Platou is serving as industry advisor in connection with the transaction.

Trading of CPLP Common Units and DSSI Common Shares Before the Distribution Date

DSSI common shares will be issued in book-entry form, which means that no physical share certificates will be issued.

In connection with the distribution, beginning on or shortly before the Record Date and continuing up to and including through the Distribution Date, CPLP expects that there will be three trading markets in CPLP common units:

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In the “regular-way” market, CPLP common units will trade with an entitlement to the DSSI common shares to be distributed on the Distribution Date. The CPLP unitholders who sell CPLP common units in the regular way market on or before the Distribution Date will also sell their right to receive DSSI common shares on the Distribution Date.

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In the “ex-distribution” market, CPLP common units will trade without an entitlement to the DSSI common shares to be distributed on the Distribution Date. The CPLP unitholders who own CPLP common units at 5:00 p.m., New York City time, on the Record Date and sell those units in the ex-distribution market on or before the Distribution Date will retain their right to receive DSSI common shares in the distribution on the Distribution Date.

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In the “when-issued” market, the right to receive DSSI common shares distributed on the Distribution Date will trade under the symbol “DSSI WI.” The CPLP unitholders who sell the right to DSSI common shares in the when-issued market on or before the Distribution Date will retain their CPLP common units.

CPLP anticipates that “regular-way” trading of DSSI common shares under the symbol “DSSI” will begin on March 28, 2019, the first trading day following the Distribution Date.

The CPLP unitholders are encouraged to consult their financial advisors and tax advisors regarding the particular consequences of the distribution in their situation, including, without limitation, the specific implications of selling CPLP common units on or prior to the Distribution Date and the applicability and effect of any U.S. federal, state, local and foreign tax laws.

Reverse Unit Split

CPLP also announced that, shortly after the distribution of DSSI common shares on the Distribution Date, it will effect a one-for-seven reverse unit split of the outstanding CPLP common units. The reverse unit split is intended to bring CPLP’s common unit trading price more in line with that of peer companies.

Supplemental Materials and Website

Supplemental information on the transaction, including DSSI’s most recent amendment to the Form 10, is available at www.capitalpplp.com. This press release will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) in a current report on Form 6-K. Shortly after the Record Date for the distribution, CPLP expects to mail an information statement to all CPLP unitholders entitled to receive the distribution of DSSI common shares. The information statement is an exhibit to the Form 10 and will describe DSSI, including risks of owning DSSI common shares and other information regarding the distribution and the mergers.

About Capital Product Partners L.P.

CPLP is an international owner of tanker, container and drybulk vessels. CPLP currently owns 36 vessels, including 21 modern medium-range product tankers, three Suezmax crude oil tankers, one Aframax crude/product oil tanker, ten Neo Panamax container vessels and one Capesize bulk carrier.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, the consummation of the transaction, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. These risk and uncertainties include, among others: (1) the risk that the transaction may not be completed on terms or in the timeframe expected by DSS or CPLP or at all; (2) the possibility that various closing conditions to the transaction may not be satisfied or waived; (3) the risk that committed financing may not be available or may not be available in an amount sufficient, together with cash to be procured by DSS, to complete the transaction; (4) risks and uncertainties related to the expected tax treatment of the spin-off; (5) failure to realize the anticipated benefits of the transaction; (6) the impact of the spin-off on the business of CPLP; and (7) the potential impact of major shareholdings on the trading price of the DSSI common shares. For further discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in CPLP’s annual report filed with the SEC on Form 20-F and in DSSI’s information statement attached as an exhibit to the Form 10. Unless required by law, each of DSS and CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. Neither DSS nor CPLP assumes any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to DSS or CPLP or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

Contact Details

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com